EXHIBIT 4
JOINDER
     Reference is made to that Request for Extraordinary General Meeting dated as of September 26, 2008 to the Secretary of Trinity Biotech, plc.
     By executing and delivering this Joinder, the undersigned holder of American Depository Receipts of Trinity Biotech, plc hereby becomes a signator to the Request for Extraordinary General Meeting as if the undersigned were an original signator to such document.
     The undersigned has executed and delivered this Joinder as of this 26 day of September, 2008.

HARRY M. LOWELL

Name of ADR Holder (type or print)

By:	/s/ Harry M. Lowell

Sign Name

Harry M. Lowell

Name of Signator (type or print)

Capacity (type or print)
Scottrade Acct. #52700715:
Laurel Center Management Employee Profit Sharing Trust — 129,457 ADR Shares
H. Lowell, Trustee
Scottrade Acct. #52702852:
Harry M. Lowell (Personal) — 150,384 ADR Shares